Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Announces Second quarter 2008 Financial Results
Year-to-date Loss From Operations Reduced By Approximately 29%
year-to-date Copper Production Increased by approximately 97%
Montreal, August 6, 2008 — Campbell Resources Inc. (the “Company”) (“Campbell”) (TSX: CCH, OTC Bulletin Board: CBLRF) today announced financial results for the second quarter and first six months of fiscal 2008 ended June 30, 2008. During and subsequent to the period, the Company realized a number of achievements:
•	Increased year-to-date ore production by approximately 78%

•	Increased year-to-date copper production by approximately 97%

•	Reduced year-to-date loss from operations by approximately 29%

•	Reached 105-metre level at Corner Bay

•	Identified vertical continuity of high-grade mineralized zone at Copper Rand

•	Completed $3.54 million financing

•	Increased credit facility with Nuinsco Resources Limited to a maximum aggregate amount of $5.0 million
“The results for the second quarter show ongoing improvement,” said André Fortier, Campbell’s President and Chief Executive Officer. “Production continues to increase year-over-year and we are making steady progress in reducing our losses from operations. At the Corner Bay project, the 105-metre level was reached during the second quarter and some 10,000 tons of mineralized material were extracted. However, progress has been slower than expected because of operational and financial challenges. Copper production levels were down at Copper Rand during the second quarter, largely due to lower copper grade in the ore and to breakdowns to transportation equipment. From a financial perspective, working capital deficiencies have also made it more difficult for the Company to operate as effectively as possible. The reality is that these challenges will persist until positive cash flow is generated, which should occur in the fourth quarter of this year.”
Financial Results
As of January 1, 2007, results from the Copper Rand mine have been included in the consolidated operating results. Prior to this, Copper Rand mine was considered to be in the preproduction development stage and as such all costs, net of revenue from development ore, were deferred as mine development costs.
As of September 11, 2007, operations at Joe Mann mine ceased and the mine was put on care and maintenance. The Joe Mann mine was Campbell’s principal gold-mining operation.
In October 2007, the Company commenced production at Merrill Pit.
In the second quarter of 2008, Campbell operations produced 71,673 tons of ore yielding 1,434 ounces of gold and 1,780,718 pounds of copper. In the second quarter of 2007, 52,739 tons of ore were milled, yielding 4,921 ounces of gold and 1,044,197 pounds of copper.

For the first six months of fiscal 2008, Campbell operations produced 163,193 tons of ore yielding 4,024 ounces of gold and 3,947,785 pounds of copper. In the first six months of fiscal 2007, 91,526 tons of ore were milled, yielding 8,823 ounces of gold and 2,005,838 pounds of copper.
A total of 2,439 ounces of gold and 2,328,460 pounds of copper were sold in the second quarter of 2008 compared to 1,719 ounces of gold and Nil pounds of copper for the same period of 2007. The average market price for gold in the second quarter of 2008 was $905 (US$896) per ounce compared to $732 (US$667) per ounce for the same period in 2007. The average market price for copper in the second quarter of 2008 was $3.87 (US $3.84). In the second quarter of 2008, the average sale price for gold was $903 per ounce compared to $723 in the same period of 2007. For copper, the average sale price was $3.70 per pound in the second quarter of 2008.
Net metal sales for the second quarter of 2008 reached $9.0 million compared to $1.4 million for the same period last year. For the first six months of fiscal 2008, net metal sales totalled $9.7 million, compared to $3.1 million in the corresponding period in 2007.
As per the contract for the sale of concentrate between Campbell and Ocean Partners UK Limited (“OP”), revenues for concentrate inventory shipped cannot be recognized until the transfer of ownership is completed when the concentrate is delivered to the discharge port. As at June 30, 2008, $7.1 million of inventory valued at lowest of cost and net realizable value was stored at Port of Quebec. On this amount of inventory, provisional payments in the amount of $6.6 million were received from OP. The contract was amended in March 2008 to allow the Company to borrow money on concentrate to be shipped. As at June 30, 2008, the credit facility was not used.
The loss from operations totalled $4.1 million in the second quarter of 2008, compared to $5.0 million loss in the prior period. For the first six months of 2008, the loss from operations totalled $7.5 million, compared to a $10.6 million loss from operations in the corresponding period in 2007, a reduction of approximately 29%.
For the second quarter of 2008, Campbell recorded a net loss of $4.1 million or $0.01 per share, compared to a net loss of $4.3 million or $0.01 per for the same period in 2007. For the first six months, Campbell recorded a net loss of $6.2 million or $0.01 per share, compared to a net loss of $6.1 million or $0.02 per share for the same period in 2007.
Operating Performance
Copper Rand Mine
The Copper Rand mine started commercial production on January 1, 2007. Production at Copper Rand in the second quarter of 2008 was 37,303 tons grading 0.040 Au oz/t (yielding 1,199 ounces of gold), 1.49% Cu (yielding 1,025,137 pounds of copper) and 0.136 Ag oz/t (yielding 3,192 ounces of silver) with a recovery rate of 79.83% for gold, 91.97% for copper and 62.94% for silver. In the second quarter of 2007, production totalled 24,656 tons grading 0.048 Au oz/t (yielding 969 ounces of gold), 1.92% Cu (yielding 922,132 pounds of copper) and 0.15 Ag oz/t (yielding 2,209 ounces of silver) with a recovery rate of 82.17% for gold, 97.54% for copper and 59.61% for silver.

For the first six months of fiscal 2008, Copper Rand produced 84,028 tons of ore yielding 2,830,133 pounds of copper, 3,488 ounces of gold and 9,039 ounces of silver, compared 46,699 tons of ore yielding 1,817,338 pounds of copper, 1,852 ounces of gold and 4,559 ounces of silver in the first six months of fiscal 2007.
There are currently three production areas at Copper Rand, identified as “44-4,” “4850 depth extension” and “Lower H-2.” Campbell has also identified the vertical continuity of higher-grade mineralized ore at the “Upper H-2” area which should be available by the end of 2008. Two additional areas are currently under evaluation (“52-5” at Shaft #6 and “level 1950” at Shaft #4). Those two additional sectors could provide ore feed to the Copper Rand mill in the second half of 2009. Campbell expects to be able to maintain current production levels at Copper Rand in the coming months.
Merrill Pit
The first tons of ore from Merrill pit were milled in October 2007. In the second quarter of 2008, a total of 24,375 tons of ore were milled, grading 0.45% copper (198,814 pounds), 0.008 oz/t gold (144 ounces) and 0.087 oz/t silver (1,266 oz). The recovery rate was 90.26% for copper, 73.53% for gold and 59.92% for silver. In the first six months of 2008, a total of 68,098 tons were milled, yielding 517,339 pounds of copper, 420 ounces of gold and 3,790 ounces of silver. A major breakdown to the crusher occurred in early March and operations at the pit only resumed in late April. Operations at the Merrill pit were suspended in June as the term of the mining contractor’s agreement had expired. Campbell is currently in discussions with a new contractor and hopes to resume operations at Merrill in the third quarter.
Corner Bay Development
In the second quarter of 2008, 9,995 tons of mineralized material were extracted from Corner Bay and subsequently milled at the Copper Rand mill. The material graded 3.07% copper (556,768 pounds), 0.012 oz/t gold (91 oz) and 0.240 oz/t silver (1,640 oz). The recovery rate was 90.83% for copper, 79.05% for gold and 68.38% for silver.
During the second quarter of 2008, $4.3 million net of revenues was invested in the development of the project. Development to the 105 metre level was achieved.
At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes (Ref : Technical Report prepared by Géostat in July 2006, available on SEDAR at www.sedar.com).
Joe Mann Mine
Production at the Joe Mann mine ceased on September 11. In the second quarter of 2007, Joe Mann produced 28,083 tons of ore. The yield was 3,952 ounces of gold, 122,065 pounds of copper and 2,670 ounces of silver. In the first six months of 2007, Joe Mann produced 6,971 ounces of gold, 188,500 pounds of copper and 4,234 ounces of silver.
On August 1, 2008, Campbell ceased pumping underground water which will result in the flooding of the mine over time.

Outlook
“The Company continues development for extraction of a bulk sample at Corner Bay. Further, we are working to improve the efficiency of the Copper Rand mine and to achieve positive cash flow by year end. Revenues for fiscal 2008 should be substantially higher than those realized in 2007 and we expect to be able to meet the commitments related to the Plan of Arrangement for Meston Resources Inc. in the coming months,” Mr. Fortier said.
Conference Call
Campbell Resources will hold a conference call on Wednesday, August 6, 2008 at 4 P.M (Eastern Time) to discuss this announcement.
Interested parties can join the call by dialling 1-800-587-1892.
About Campbell Resources
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows Campbell to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay property and the Copper Rand mill. Campbell’s headquarters are located in Montreal, Quebec.
Certain information contained in this release may contain “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For more information:

Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier, President and Chief Executive	Henri Perron, hperron@renmarkfinancial.com
Officer	Julien Ouimet, jouimet@renmarkfinancial.com
Tel.: 514-875-9037	Tel.:514-939-3989
Fax: 514-875-9764	Fax: 514-939-3717
afortier@campbellresources.com	www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail: ablais@campbellresources.com

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	June 30	December 31
	2008	2007

	$	$
Assets

Current assets
Cash	2	474
Restricted cash	1,113	1,113
Short-term investments	31	33
Receivables	1,683	3,066
Settlements receivable	1,232	739
Concentrate and metal inventories	7,428	1,218
Supply inventories	2,569	2,882
Prepaids	706	408

	14,764	9,933

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust	3,116	3,028
Restricted cash	1,158	1,158
Future income tax assets	1,338	1,317
Property, plant and equipment	52,560	45,017
Accrued benefit asset	5,054	4,897

	77,990	65,350

Liabilities

Current liabilities
Short-term loan	4,343	1,996
Accounts payable	19,225	15,411
Accrued liabilities	9,329	5,954
Prepayments for concentrate	6,628	965
Current portion of long-term debt	18,453	18,337

	57,978	42,663

Asset retirement obligations	7,610	7,396
Long-term debt	3,187	2,688
Future income and mining tax liabilities	6,661	6,472

	75,436	59,219

Shareholders’ equity

Capital stock	98,812	96,639
Warrants, stock options and conversion rights	7,541	9,432
Contributed surplus	6,421	4,109

Deficit	(110,209)	(104,040)
Accumulated other comprehensive loss	(11)	(9)

	(110,220)	(104,049)

	2,554	6,131

	77,990	65,350

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008		2007

			$		$
Gross metal sales	10,755	1,482		11,481		3,196
Treatment charges	1,754	52		1,758		70

Net metal sales	9,001	1,430		9,723		3,126

Expenses
Cost of sales	10,648	4,772		11,340		9,963
Depreciation and amortization	911	577		2,036		1,389
General administration	825	628		1,493		1,362
Warrants issued as fee for short-term financial arrangement	—	—		427		—
Reorganisation and CCAA costs	34	102		34		207
Care and maintenance	318	34		902		76

	12,736	6,113		16,232		12,997

Loss before the following items	(3,735)	(4,683)		(6,509)		(9,871)

Interest expense on short-term loan	(78)	(86)		(202)		(161)
Interest and financial expenses on long-term debt	(317)	(288)		(792)		(568)
Interest income	5	20		19		28

Loss from operations	(4,125)	(5,037)		(7,484)		(10,572)

Other income (expense)
Other (expense) income	1	696		(307)		4,486

Loss before taxes	(4,124)	(4,341)		(7,791)		(6,086)

Income and mining taxes	—	—		1,622		—

Net loss	(4,124)	(4,341)		(6,169)		(6,086)

Weighted average number of common shares (‘000)	446,445	396,829		439,525		372,925

Loss per share undiluted and diluted	(0.01)	(0.01)		(0.01)		(0.02)

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

			$	$
Contributed surplus

Balance, beginning of period	4,191	3,991	4,109	1,996

Stock options expired and cancelled	44		69	—
Warrants expired	2,186		2,243	1,995

Balance, end of period	6,421	3,991	6,421	3,991

Deficit

Balance, beginning of period	106,085	86,797	104,040	84,825

Net loss	4,124	4,341	6,169	6,086

Balance, end of period	110,209	91,138	110,209	91,138

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of Canadian dollars)

	Three months ended		Three months ended
	June 30		June 30
	2008	2007	2008	2007

			$	$

Net Loss	4,124	4,341	6,169	6,086

Other comprehensive income, net of income tax:
Unrealized losses (gain) on available-for-sale investments arising during the period	(1)	50	2	79

Comprehensive loss	4,123	4,391	6,171	6,165